

16014383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Hill Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, Suite 1006
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Adelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Hill Partners LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



FRANKLIN DIAZ
Notary Public, State of New York
No. 01DI6213165
Qualified in Kings County
Commission Expires Nov. 02, 2017

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burnham Hill Partners LLC

Statement of Financial Condition

DECEMBER 31, 2015

Burnham Hill Partners LLC

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Burnham Hill Partners, LLC

We have audited the accompanying financial statements of Burnham Hill Partners, LLC which comprise the statement of financial condition as of December 31, 2015, and the related notes to the financial statements. This financial statements is the responsibility of the Burnham Hill Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Burnham Hill Partners, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2016

Burnham Hill Partners LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2015
ASSETS	
Cash	$ 25,745
Prepaid expenses and other assets	3,292
Total assets	$ 29,037
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	11,283
Total liabilities	11,283
Member's Equity	17,754
Total liabilities and member's equity	$ 29,037

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Burnham Hill Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include providing investment banking, merger and acquisition, and consulting services to clients. The Company is a single member limited liability company; the single member (the "Member") is Burnham Hill Capital Group, LLC, a New York limited liability company. The Company was organized under the laws of the State of New York on July 31, 2003. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of New York State. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Such revenue is recorded at the time the transaction is completed, fees are determinable, and collection is reasonably assured.

Revenue in the form of restricted securities is valued at fair market value, taking into account the above parameters.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CONCENTRATION OF BUSINESS AND CREDIT RISK

The Company maintains its cash in a bank account that, at times, may exceed the federal insurance limit of $250,000.

NOTE 4. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2012.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had net capital of $14,462, which exceeded the Company's minimum net capital requirement of $5,000 by $9,462. The Company's percentage of aggregate indebtedness to net capital was 78% at December 31, 2015.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2016, the date on which the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.